

Deutsche Bank

Deutsche Bank AG
1 Columbus Circle
New York, NY 10019

September 12, 2023

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A Filing

To Whom It May Concern:

Kindly find below the "Summary of Changes" document, which will be submitted separately in the EDGAR system under the type "Exhibit-99.35":

- "Form SBSE-A Schedule A – Principals That Are Individuals" document
  - Principal Removed
    - Christiana Riley
  - Principal Added
    - Claudio De Sanctis

Respectfully,

Kirsten Salley
Director | Head of Swap Dealer and Security-Based Swap Dealer Compliance